# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MasterCraft Boat Holdings, Inc., CIK 0001638290
CUSIP: 57637H103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 100 Cherokee Cove Drive, Vonore, Tennessee (TN), 37855
Date of event which requires filing of this statement: 12/18/2025
Filed by CIK 0001409751
Persons authorized to receive notices and communications: Christopher Shackelton, 105 Rowayton Avenue, Rowayton, Connecticut (CT), 06853, 203-883-0100; Adam Gray, 105 Rowayton Avenue, Rowayton, Connecticut (CT), 06853, 203-883-0100

## Reporting persons
- Coliseum Capital Management, LLC (CIK 0001409751): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,697,422; sole dispositive power 0; shared dispositive power 3,697,422; aggregate amount beneficially owned 3,697,422 (22.7% of the class)
- Coliseum Capital, LLC (CIK 0001409585): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,083,833; sole dispositive power 0; shared dispositive power 3,083,833; aggregate amount beneficially owned 3,083,833 (18.9% of the class)
- Coliseum Capital Partners, L.P. (CIK 0001356974): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,083,833; sole dispositive power 0; shared dispositive power 3,083,833; aggregate amount beneficially owned 3,083,833 (18.9% of the class)
- Adam Gray (CIK 0001454123): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,697,422; sole dispositive power 0; shared dispositive power 3,697,422; aggregate amount beneficially owned 3,697,422 (22.7% of the class)
- Christopher Shackelton (CIK 0001430708): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,697,422; sole dispositive power 0; shared dispositive power 3,697,422; aggregate amount beneficially owned 3,697,422 (22.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: MasterCraft Boat Holdings, Inc.
Address of issuer's principal executive offices: 100 Cherokee Cove Drive, Vonore, Tennessee (TN), 37855
Comment: This Amendment No. 15 (this "Amendment") to the Schedule 13D (the "Initial 13D") relating to MasterCraft Boat Holdings, Inc. (the "Issuer"), filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on December 30, 2021, as amended and supplemented by Amendment No.1 to the Initial 13D filed on May 5, 2022, Amendment No. 2 to the Initial 13D filed on September 12, 2022, Amendment No. 3 to the Initial 13D filed on February 10, 2023, Amendment No. 4 to the Initial 13D filed on February 21, 2023, Amendment No. 5 to the Initial 13D filed on March 24, 2023, Amendment No. 6 to the Initial 13D filed on September 1, 2023, Amendment No. 7 to the Initial 13D filed on September 6, 2023, Amendment No. 8 to the Initial 13D filed on September 29, 2023, Amendment No. 9 to the Initial 13D filed on April 12, 2024, Amendment No. 10 to the Initial 13D filed on May 10, 2024, Amendment No. 11 to the Initial 13D filed on May 22, 2024, Amendment No. 12 to the Initial 13D filed on June 10, 2024, Amendment No. 13 to the Initial 13D filed on June 17, 2024 and Amendment No. 14 to the Initial 13D filed on December 30, 2024 (the "Last Amendment"), amends and supplements certain of the items set forth therein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source and amount of funds used in purchasing shares of the Common Stock described in Item 5(c) by the Reporting Persons and a separate account investment advisory client of CCM (the "Separate Account") were as follows: (1) CCP - working capital in the amount of $2,165,674.60; and (2) Separate Account - working capital in the amount of $483,818.45. In each case, the amounts exclude brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information relating to the beneficial ownership of the Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 16,288,798 shares of Common Stock outstanding as of October 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 6, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The information relating to the beneficial ownership of the Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein.
Transactions in the class effected during the past sixty days: The Reporting Persons and the Separate Account effected the following transactions in the Common Stock on the dates indicated, and such transactions are the only transactions in the Common Stock by the Reporting Persons in the sixty days preceding the filing of this Amendment, or since the Last Amendment, whichever is less: (1) on December 18, 2025, CCP executed an open market purchase of 27,672 shares and the Separate Account executed an open market purchase of 6,135 shares, each at a weighted average price of $19.34 per share, with transaction prices ranging between $19.18 and $19.40; (2) on December 19, 2025, CCP executed an open market purchase of 62,092 shares and the Separate Account executed an open market purchase of 13,908 shares, each at a weighted average price of $19.79 per share, with transaction prices ranging between $19.50 and $19.99; and (3) on December 22, 2025, CCP executed an open market purchase of 20,427 shares and the Separate Account executed an open market purchase of 4,573 shares, each at a weighted average price of $19.66 per share, with transaction prices ranging between $19.47 and $19.86. The Reporting Persons undertake to provide to the staff of SEC, upon request, full information regarding the number of shares purchased at each separate price within each range of prices set forth in this item.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Coliseum Capital Management, LLC: /s/ Chivonne Cassar, Chivonne Cassar / Attorney-in-fact (12/22/2025)
- Coliseum Capital, LLC: /s/ Chivonne Cassar, Chivonne Cassar / Attorney-in-fact (12/22/2025)
- Coliseum Capital Partners, L.P.: /s/ Chivonne Cassar, Chivonne Cassar / Attorney-in-fact (12/22/2025)
- Adam Gray: /s/ Chivonne Cassar, Chivonne Cassar / Attorney-in-fact (12/22/2025)
- Christopher Shackelton: /s/ Chivonne Cassar, Chivonne Cassar / Attorney-in-fact (12/22/2025)